UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

CENTREX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15640e103

(CUSIP Number)

Jack J. Luchese, 2096 Olde Towne Avenue, Destin, Florida 32550, 678-773-4424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  15640e103

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Jack J. Luchese

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,358,625 8. Shared Voting Power 9. Sole Dispositive Power 20,358,625 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,358,625

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person IN

CUSIP No.         15640e103

Item 1. Security and Issuer

This statement relates to Common Stock (“Common Stock”) issued by Centrex, Inc., an Oklahoma corporation (“Centrex”). The address of the principal executive offices of Centrex is 9202 S. Toledo, Tulsa, Oklahoma 74137

Item 2. Identity and Background

Name: Jack J. Luchese (“Luchese”)

Residence or Business Address: 2096 Olde Towne Avenue, Destin, Florida 32550

Principal Occupation: Consulting

Criminal Proceeding: None

Civil Proceedings: None

Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock was acquired by the conversion of the Convertible Preferred Stock pursuant to a Subscription Agreement entered into between Luchese and Centrex dated March 25, 2003, which allowed Luchese to convert 100,000 shares of Convertible Preferred Stock into 15% of the issued and outstanding Common Stock on a fully diluted basis after allowing for the exercise of all derivatives that exist at the time of conversion.

Item 4. Purpose of Transaction

The Common Stock was obtained in the ordinary course of business for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) As of January 12, 2004, Luchese directly beneficially owns 20,358,625 shares, or 17.7%, of fully diluted Common Stock of Centrex (the approximate number of shares of Common Stock owned is based on shares of Common Stock issued and outstanding, Employee Stock Options, Non-Employee Stock Options and Warrants of Centrex, as reported in their November 14, 2004 10Q). The actual number of shares may vary depending on the number of shares and rights to acquire shares outstanding as of the date of conversion.

(b) The responses of Luchese to Items 7-11 of the portions of the cover page of this schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) None

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Luchese and Centrex entered into a Subscription Agreement dated as of March 25, 2003 (the “Agreement”), which granted Luchese certain conversion rights more particularly described in Item 3 above. In addition,

CUSIP No.         15640e103

the Agreement is subject to the terms and conditions set forth in the Amended Employment Agreement dated March 25, 2003, entered into between Luchese and Centrex. The Employment Agreement provides that Centrex may repurchase 50% of the Convertible Preferred Stock for one-half of the purchase price paid by Luchese for the Convertible Preferred Stock. The repurchase right is exercisable from January 1, 2004 until January 11, 2004.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1 – Subscription Agreement

Exhibit 7.2 – Amended Employment Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2004

Signature

Jack J. Luchese

Name/Title